UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42213

WeRide Inc.

21st Floor, Tower A, Guangzhou Life Science Innovation Center

No. 51, Luoxuan Road, Guangzhou International Biotech Island

Guangzhou 510005

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release – WeRide Inc. to Hold Extraordinary General Meeting, Class A Meeting and Class B Meeting on March 13, 2026

99.2	Circular

99.3	Notice of Extraordinary General Meeting

99.4	Notice of Class A Meeting

99.5	Notice of Class B Meeting

99.6	Form of Proxy for the Extraordinary General Meeting

99.7	Form of Proxy for the Class A Meeting

99.8	Form of Proxy for the Class B Meeting

99.9	Form of Voting Card for Holders of American Depositary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

WeRide Inc.

Dated: February 6, 2026	By:	/s/ Jennifer Li
	Name:	Jennifer Li
	Title:	Chief Financial Officer